Securitas EDGAR Filings, Inc.

4115 Taylorsville Rd.

Louisville, KY 40220

September 30, 2010

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20548

Re:

Securitas EDGAR Filings, Inc. File No. 333-137624

Registration Statement on Form S1-2

Filed June 28, 2010

Dear Mr. Owings,

On behalf of Securitas EDGAR Filings, Inc. (“Securitas”, “SEF”, or “Company”), we hereby submit the Company’s responses to the comments the Securities and Exchange Commission (“SEC”, or “Commission”) set forth in a letter dated July 26, 2010.

For the convenience of your review, each comment is included and is followed by the corresponding response of the Company.  References in this letter to “we”, “us” and “our” refer to the Company unless the context indicated otherwise.

General

1.

We note that your founder and majority shareholder, Mr. Kwajo M. Sarfoh, has been involved with companies that did not pursue their stated business plans. For example, Mr. Sarfoh was the President and majority shareholder of Cape Coastal Trading which had minimal assets, revenues, and operations up through the date that Mr. Kwajo sold his interest in the company as announced in a Form 8-K filed on January 14,2005, at which time it became a blank check company.  Mr. Sarfoh was also an executive officer and majority shareholder of Gateway Certifications which had minimal assets, revenues and operation up through the date that Mr. Sarfoh sold his interest in the company in a share exchange, as announced in a Form 8-K initially filed November 23, 2009, and amended January 13, 2010.  We also note that your selling shareholder, Mr. Lawrence Williams, was the president, director and beneficial shareholder in Gateway Certifications. You also disclose that you may enter into a merger or business combination. In light of this disclosure and the track record of your founder and majority shareholder, please explain supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you.  Alternatively, please revise your-disclosure throughout your registration statement to comply with Rule 419.  Further, identify any other parties that are affiliated with you and any other companies and disclose whether those parties are promoters and control persons of the company.

SEF was organized on October 31, 2005.  Since its formation, the Company’s sole business for nearly the past five years has been data conversion and transmission services for companies and individuals that are required to electronically file annual, quarterly and various other periodic filings with the SEC through the SEC’s Electronic Data Gathering And Retrieval system, (“EDGAR”).  In light of its business, the Company prepared a detailed business plan and model prior (“Business Plan”) to its date of formation.

In execution of its Business Plan, certain actions the Company has taken include, but is not limited to, the following:

1.

Provide EDGAR conversion and transmission services for publicly traded companies;

2.

Target and solicit prospect clients;

3.

Registered with SEC as an EDGAR Filing Agent;

4.

Purchased a computer network and computer terminals to operate the business;

5.

Purchased a networked conversion license software and conversion training from Advanced Computer Innovations, Inc.;

6.

Developed through several reiterations the Company’s logo;

7.

Engaged Anne Matthew Design, a marketing and design outsourcing company, to assist the Company in the design and professional printing of (1) the Company’s eight page business brochure, used as a marketing tool in prospect targeting efforts; (2) a cost cover folder, used as a marketing tool to accompany client proposals; (3) customized postcards, used in initial targeting process; (4) letterhead, regular sized envelopes and brochure sized envelopes; and (5) business cards;

8.

Engaged Infosoft Consultants for the design and development of the Company’s website,  and the Company’s intranet used for client transmission and upload of client prepared documents and converted documents;

9.

Entered into an agreement with Idearc Media Corp. for website search engine optimization to build brand recognition of our services and website to attract additional traffic to our website;

10.

Entered into an employment agreements with our CEO;

11.

Hired a sales employee and engaged an independent sales consultant (note though that neither are currently employed or engaged with the Company, respectively); and

12.

Entered into renewable one year office space lease agreement.

Under the first prong of Rule 419 of Regulation C, a blank check company is defined in (a)(2)(i) as a company that is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Since the date of formation through June 30, 2010, the Company has incurred approximately $125,000 in expenses to build and grow its business.  Although the Company is considered to be a development stage company due to its revenues, as evidenced above, the Company’s sole business is and has been, since its inception nearly five years ago, to convert and transmit periodic reports for companies required to file disclosure documents with the SEC via EDGAR.

The Company does not have any plans or intentions to enter into a merger or business combination.  Although we state that we may in the future consider a merger, acquisition, joint venture, strategic alliance, a roll-up, or other business combination, this is only a general statement applicable to our belief that there is an opportunity for a publicly traded company in our industry to acquire smaller and more established EDGAR filing companies due to the highly fragmented nature of our business, and not at all representative of the Company’s business plan developed over five years ago and carried on through the current date.

For the reasons provided, we do not believe Rule 419 of Regulation C applies to the Company.

2.

Please revise your discussion throughout your filing to remove all references to IDEA as this is no longer an accurate reference.

We note your comment and have removed all references to IDEA throughout the document and replaced it with the Next-Generation EDGAR System.

Prospectus Cover Page

3.

Please limit the cover page to one page in length. Also revise your disclosure in plain English and limit the disclosure as required by Item 501 of Regulation S-K. Refer to Item 501(b) of Regulation S-K and Rule 421 of Regulation C.

We note your comment and have limited the cover page to one page in length. We have also revised our disclosure to be in plain English and to limit the disclosure as required under Item 501 of Regulation S-K.

4.

We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow, trust or similar arrangement.  Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.   Please make similar revisions under the heading "Plan of Distribution."

We have revised the disclosure on the prospectus cover page and in the Plan of Distribution to describe that investors would be at risk to lose all or a part of any investment in our Company as a result of not placing funds in an escrow, trust or similar arrangement.

5.

Please revise your disclosure in the third paragraph of your prospectus cover page and throughout your filing to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You cannot file an application to be quoted.  Please also revise here and throughout the filing to state that securities are quoted, not traded or listed, on the OTC Bulletin Board.

We have revised our disclosure throughout our filing to provide that securities are quoted, not traded or listed, on the OTC Bulletin Board, and that there can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

6.

Please revise the disclosure on your prospectus cover page and throughout your filing as appropriate, to clarify the duration of the offer by selling shareholders.  We note your disclosure on the prospectus cover page and page two regarding the duration of the Offering, which you define as your offer of 1,000,000 shares, but you do not provide similar disclosure regarding the offer by selling shareholders.

We have revised our disclosure to clarify that the selling shareholders are offering all of the shares of common stock offered through the prospectus for a period of up to two years from the effective date and will offer their stock at a price of $.05 per share for the duration of the offering, or at prevailing market prices if our stock is quoted or listed with a market, or at privately negotiated prices.

7.

Please revise your disclosure to clarify that the offering by the company is at a fixed price of $0.05 per share for the duration of the offering, and the offering by the selling shareholders for the resale shares is at a fixed price of $0.05 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.  Please make similar revisions on page 2. Please also delete the last sentence in the third paragraph, since it may confuse investors.

We have revised our disclosure to clarify that the offering by the Company is at a fixed price of $0.05 per share for the duration of the offering and that the offering by the selling shareholders is at a fixed price of $0.05 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.  The last sentence in the third paragraph has also been deleted.

8.

Please revise the fifth paragraph on your prospectus cover page to remove the indication that there is currently a market for your shares.

This paragraph was deleted and revised to disclose that our common stock is presently not traded on any market or securities exchange.

Prospectus Summary, page 1

9.

Please delete the last sentence in the second paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

We note your comment and have deleted this sentence.

Our Business, page 1

10.

Please state in this section that you are a development stage company and that your auditors have issued a going concern opinion.

We have revised the disclosure to state that we are a development stage company and that our auditors have issued a going concern opinion.

11.

Please disclose Mr. Sarfoh's role in founding your company here and in your related discussion in on page 25.

We have revised the disclosure to indicate that the prior to the formation of SEF, the business was operated within a Florida Limited Liability Company, where it was initially organized by our founder, Mr. Sarfoh, on October 31, 2005.

12.

Please briefly clarify here and throughout the filing whether you currently provide data conversion and transmission services to companies. We note your disclosure in the notes to the financial statements that revenue recognized to date is composed primarily of consulting fees.

We note this comment and the error in the footnotes and have revised the footnotes to correct the error and disclose that all revenue recognized to date has been comprised of document conversion and EDGAR transmission fees.

The Offering, page 2

13.

Please remove the reference to NASD on page two as that entity no longer exists. Please also remove the reference on page 9.

We note your comment and have removed all references to NASD and replaced it with the Financial Industry Regulatory Authority (“FINRA”).

If our advertising and marketing efforts fail… page 8

14.

Please eliminate the disclosure indicating that you believe moving your website URL to the top of search results will transform it into a powerful source of business development since it mitigates the point of the risk.

We note your comment and have deleted the referenced disclosure from this risk factor.

Future enhancements to the analysis of information.... page 10

15.

Please revise your first risk factor on page 10 to reflect the current status of XBRL.

We note your comment and have updated the phase-in status of XBRL for this risk factor and throughout the document.

Forward Looking Statements, page 12

16.

Please delete your reference to the Private Securities Litigation Reform Act on page 12.  Section 27A(b)(1)(C) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to forward-looking statements made with respect to the business or operation of issuers of penny stock.

The reference to the Private Securities Litigation Reform Act on page 12 has been deleted.

Use of Proceeds, page 13

17.

Please revise your column headings on page 14 to reflect the correct percentages. Currently, all of your column headings state 100%, but based on your disclosure on page 13, it appears that three of the four column headings should be changed to 25%,50% and 75%.

The column headings have been revised to reflect the correct percentages in the event that 25%, 50%, 75% and 100% of the shares in this offering are sold.

18.

In the second paragraph on page 15 you state that you believe that selling 40% of your offering will allow you to “satisfy [your] cash requirements for at least the next twelve months…”  You then state that 'if at least 25% of the shares being offered are not sold you may need to obtain additional equity and/or debt financing.  Please expand this discussion to explain how you arrived at these amounts and make sure to address why there is a difference between the amount you expect to need to sell to satisfy your cash requirements and the amount that you need to sell in order to avoid needing additional financing.  Please also ensure that this disclosure is consistent with your risk factor disclosure on page four.

We note your comment and have clarified this paragraph to disclose that in the event we are unable to sell at least 50% of the shares of common stock being offered, we believe that revenues generated  through our EDGAR conversion services and current capital commitments made by our officer and majority stockholder will allow us to meet both our cash requirements for the next twelve months of operations and the expenses outlined in the estimated use of proceeds section associated with selling 50% of our common stock, as depicted in the Use of Proceeds table.  We further revised the disclosure in this paragraph to provide that in order for us to meet the estimated marketing and advertising, software, and conversion upgrade expenses associated with selling 750,000 or 1,000,000 shares of common stock, as outlined in the Use of Proceeds table, we would need to either obtain and retain new clients, increase the capital commitments currently required of our officer and majority stockholder, or, secure debt financing the availability of which cannot be assured.

The risk factor appearing on page 4 was revised to be consistent with the response to this comment.

Dilution, page 15

19.

Please update your dilution calculations through March 31, 2010. In this regard, it appears your net tangible book value after the offering is approximately $39,309 as of March 31, 2010.

We note your comment and have revised the dilution calculation for June 30, 2010 amounts as the March 31, 2010 amounts are no longer applicable to the financial statements contained in the amended S-1.

20.

Please revise your reference to "units" in the last sentence of the last paragraph on page 15.

The reference to units was removed and replaced with common stock.

Selling Stockholders, page 16

21.

Disclose, by footnote or otherwise, the natural person(s) who control RES Holdings. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located on our web-site at ww.sec.gov/divisions/corpfin/guidance/regs kinterp.htm.

We have revised to disclose RES Holding is wholly-owned by Epi Almodovar, the sole individual having voting control over this entity.

22.

Please clarify in footnote (6) whether “Lawrence Williams" in your table on page 17 is the Lawrence Williams, Jr. that you have engaged as your Director of Business Development.

We note your comment and have amended the disclosure in the footnote (7)  (of the amended S-1 filing) in the selling stockholder table to provide that the Lawrence Williams referenced in the table is the same Lawrence Williams, Jr. that was engaged as an independent consultant to serve as the Company’s Director of Business Development.  We have also updated throughout the amended filing and in the disclosure in footnote (7) to provide that the independent sales contract agreement the Company entered into with Mr. Williams in December 2009 was terminated in June 2010 and that Mr. Williams no longer provides any services to the Company.

Plan of Distribution, page 19

23.

Please revise your plan of distribution discussion to address the distribution of the shares by the company in the Offering. Your discussion currently only addresses the distribution of shares to be offered by your selling shareholders.

We note your comment and revised our plan of distribution to address the distribution of the shares offered by the Company in the Offering.

IDEA -Launch of New Paradigm, page 23

24.

Your disclosure beginning on page 23 is outdated.  Please revise.

We note your comment and have updated this section and the document throughout to disclose the current phase-in status of the Next Generation EDGAR System and XBRL.

Management's Discussion of Financial Condition, page 25

Results of Operation, page 27

25.

Please revise to provide a discussion of the changes in your results of operations for the fiscal year ended December 31, 2009. See Item 303 of Regulation S-K.

Pursuant to Item 303 of Regulation S-K, a discussion for the  results of operation for the fiscal year ended December 31, 2009 has been added.

Capital Resources and Liquidity, page 27

26.

Please expand your disclosure to discuss the reason for your 67% increase in liabilities for the three months ended March 31, 2010 versus the three months ended March 31, 2009.

Although the March 31, 2010 financials have been updated for June 30, 2010 amounts, the increase in liabilities was primarily due to additional advances made to the Company by our officer and majority stockholder.  This disclosure has been extended to include the period through June 30, 2010.

27.

Your disclosure in the sixth paragraph of page 28 regarding borrowings for the year ended December 31,2009 ($5,226) appears inconsistent with your disclosure in Note 3 to your financial statements on page F-8 regarding borrowings for the same period ($10,018).

We note your comment and have revised this amount to be consistent with the $10,018 amount provided in Note 3 of the audited financial statements for December 31, 2009 and 2008.

28.

Please clarify your reference to Note 2 in the sixth paragraph of page 28.  We also note your reference to Note 3 on page 35.

The reference to Note 2 on page 28 and the reference to Note 3 on page 35 have been clarified to reflect that they refer to the footnotes to the the audited financial statements for December 31, 2009 and 2008.

Plan of Operations, page 29

The Company's Growth Strategy, page 29

29.

In the first paragraph on page 30 you state that you may consider a merger, acquisition, joint venture, strategic alliance, roll-up, or other business combination. We also note your similar risk factor disclosure on page 5. Please disclose whether you have any such plans or intentions.

We note your comment and have revised the disclosure in both the second paragraph of the Company’s Growth Strategy and in the risk factor to clearly state that we do not have any current plans or intensions to enter into a merger, acquisition, joint venture, strategic alliance, roll-up, or other business combination. Since its incorporation on October 31, 2005, the Company’s only intention has been to operate and grow its EDGAR conversion and transmission services business.

Sales Brochure, page 30

30.

The discussion of your sales brochure on page 30 is an incomplete sentence. Please revise.

We have revised the discussion for the inadvertent incomplete sentence.  The sentence now reads as follows: We have developed and will send directly to 1,120 prospective clients several sales materials, including, a tailored marketing platform that demonstrates comparative costs savings between the Company’s fee structure and the prospects current EDGAR service provider, and our professionally designed brochures and postcards.

Search Engine Optimization, page 30

31.

Please expand your disclosure in the seventh paragraph on page 30 to describe "content distribution relationships."

We note your comment and have clarified the disclosure to provide that the Company’s position that strengthening the brand recognition of its website will help attract cross marketing partnership opportunities on non-competitor industry websites whereby visitors will be able to access the Company’s website.

Employees, page 31

32.

We note that your website states that Deepak Shah is your Director of Technology, but you do not discuss Mr. Shah under "Employees" on page 31 or elsewhere in your filing.  Please revise or advise.

Deepak Shaw is no longer a Director of Technology with the Company and this reference has been removed from the Company’s website to reflect this current status.  Mr. Shaw currently provides the Company with limited website maintenance and, since undergoing conversion software training, will supervise and perform document conversions when the demand for our services rises to a level sufficient to warrant his back-office support services.

33.

Please revise the third paragraph on page 31 to clarify whether Mr. Pearman's employment agreement has been renewed as you do on page 33.

The paragraph was revised to clarify that the employment agreement entered into on January 1, 2007, between Mr. Pearman and the Company provided for an initial term of three years, and was automatically extended on January 1, 2010 for an additional one year term, renewable annually thereafter unless terminated by the Company or Mr. Pearman.

Involvement in Certain Legal Proceedings, page 32

34.

Please revise your disclosure regarding legal proceedings to encompass the past ten years and include all the legal actions set forth in Item 401(f) of Regulation S-K.

The disclosure has been amended to encompass the past ten years and to include the legal actions set forth in Item 401(f) of Regulation S-K.

Executive Compensation, page 33

35.

We note that your disclosure and table on page 33 refer to compensation for fiscal year 2010. Considering that fiscal year 2010 is not yet complete, please revise or advise us why you have referenced this time period.

We note your comment and have revised this disclosure for the fiscal years 2009, 2008 and 2007.  All references to the 2010 fiscal year have been removed.

Transactions With Related Persons. Promoters and Certain Control Persons .... page 34

36.

Please revise your reference to the loan maturity date, June 30, 2013, in the second paragraph of this section to be consistent with the loan maturity date on page 28, December 31.2014.

We have revised the reference to the loan maturity date, June 30, 2013, in the second paragraph of this section to be consistent with the loan maturity date of December 31, 2014.

37.

The combined ownership percentage you disclose for your founder and sole officer on page 35 (98%) is inconsistent with the percentages you disclose in the first paragraph on page 9 (97%), and in the fifth paragraph on page F-8 (100%).  Please revise.

We note the inconsistency raised by your comment and have revised the ownership percentage on the referenced pages of the filing to reflect the appropriate percentage of 98%.

Description of Securities, page 35

Common Stock, page 36

38.

Please attribute your statement in the last sentence of the first paragraph on page 36 regarding the validity of your shares to the opinion of your counsel, or alternatively remove the statement

We note your disclosure and have revised to disclose that it is the opinion of our counsel that all of the shares which will be offered by the Company and the Selling Shareholder are validly authorized and issued, fully paid, and nonassessable.

Report of Independent Registered Accounting Firm, page F-l

39.

Please advise if the cumulative amounts reported in your December 31, 2009 financial statements are audited. Please note that the auditor's reports must refer to each period for which audited financial statements are required.  We may have further comment.

The cumulative amounts reported in our December 31, 2009 statements were audited by Paritz and Company, P.A.  The audit report has been revised by Paritz and Company, P.A.  to reference the period for which the audited financial statements are required.

40.

Please amend your filing to include a manual or printed signature of the auditor's firm in the audit report, and confirm in your response that the audit report was executed by an authorized individual on behalf of the audit firm.  Refer to Rule 2-02(a) of Regulation SX.

We note your comment and confirm that the audit report was executed by an authorized individual of Paritz and Company, P.A.  The amended filing has been revised to include a manual signature provided by Paritz and Company, P.A.

Statement of Operations, page F-3

41.

Please revise your net loss per common share for the fiscal year ended December 31, 2008.  Based on the net loss and weighted average shares reported we calculated a net loss per share of (.001).

It was our understanding that earnings per share figures are generally presented as 2 decimal places.  We note your comment and have revised our calculations to provide for 3 decimal places.

Note 1. Summary of Significant Accounting Policies, page F-6

Deferred income taxes, page F-6

42.

Please revise to provide the disclosures required by FASB ASC 740-10-50.

We have revised the disclosure for deferred income taxes pursuant to the requirements of FASB ASC 740-10-50.

Recent Accounting Pronouncements, page F-7

43.

Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise your accounting standard references to comply with the FASB codification accordingly.

We have revised our accounting standard references to comply with the FASB codification.

Recent Sales of Unregistered Securities, page 40

44.

In the first paragraph on page 40 you state that you sold securities in reliance on the exemption set forth in Section 4(2) of the Securities Act. Please state briefly the facts relied upon to make the exemption available. Also name the persons or identify the class of persons to whom the securities were sold in the private placement. See Item 701(b) and (d) of Regulation S-K.

We have revised the disclosure for the facts relied upon to claim the exemption, including the class of persons to whom the securities were sold to in the private placement.

Undertakings, page 41

45.

Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking set forth in Item 512(a)(5Xii) of Regulation S-K should be included in filings for initial public offerings.  Please revise your filing to include this undertaking.

We note your comment and have revised the filing to include the undertaking set for in Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1 Legal Opinion

46.

Please clarify in the first paragraph that the Law Offices of Robert Diener has acted as counsel to the company. Also state that the registration statement covers 1,000,000 shares being offered by the company and 294,000 shares being offered for resale by selling shareholders.

We note your comment and advise that Robert Diener, counsel to the Company, has revised the opinion to clarify that he has acted as counsel to the Company and that the registration statement covers 1,000,000 shares being offered by the Company and 294,000 shares being offered for resale by selling shareholders. We have attached the revised opinion as an exhibit to the amended S-1.

47.

Please have counsel revise its opinion to cover both the shares that have been issued and are being offered by the selling shareholders as well as the shares that will be issued and offered by the Company. Note that that the opinion on resale shares should reflect that these shares are currently issued and outstanding.

We note your comment and counsel to the Company has revised the opinion cover both the shares that have been issued and are being offered by the selling shareholders as well as the shares that will be issued and offered by the Company. The opinion was also revised to clarify that the shares being offered for resale are currently issued and outstanding.

48.

We also note that counsel has consented to the use of its name under the heading "Legal Matters" but the heading is entitled “Experts and Counsel." Please have counsel revise.

We note your comment and counsel to the Company has revised the opinion to consent to its name under the heading entitled “Experts and Counsel” as opposed to the heading “Legal Matters”.

Exhibit 23.1

49.

 Please revise the consent of Paritz & Company, P.A. to reflect that they also consent to the reference to their firm under the caption "Experts and Counsel.”

We note your comment and the consent of Paritz & Company, P.A. has been revised to reflect that they consent to the reference to their firm under the caption "Experts and Counsel.”

If you would like to discuss any of the responses to the comments or is you would like to discuss any other mattes, please contact me at (502) 500-0091.

Sincerely,

/s/ Jeremy Pearman

_______________

Jeremy Pearman

Securitas EDGAR Filings, Inc. - President